                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------


                                  SCHEDULE 13D


                               (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           THE INTERLAKE CORPORATION
                                (NAME OF ISSUER)
          ------------------------------------------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
          ------------------------------------------------------------

                            458702107 (COMMON STOCK)
                                 (CUSIP NUMBER)
          ------------------------------------------------------------

                               SEIFOLLAH GHASEMI

                      GKN NORTH AMERICA MANUFACTURING INC.

                             3300 UNIVERSITY DRIVE
                          AUBURN HILLS, MI 48326-2362
                                 (248) 371-0802
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
          ------------------------------------------------------------

                                    COPY TO:
                                BONNIE GREAVES,
                              SHEARMAN & STERLING,
                             599 LEXINGTON AVENUE,
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000


                               FEBRUARY 10, 1999

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
--------------------------------------------------------------------------------


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sec.sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458702107

1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       GKN PLC
2.     Check the Appropriate Box if a Member of a Group
       (a)   [ ]
       (b)   [ ]
3.     SEC Use Only
4.     Source of Funds (See Instructions)
       WC/BK
5.     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).
       [ ]
6.     Citizenship or Place of Organization
       ENGLAND
       Number of Shares Beneficially Owned by Each Reporting
       Person With

7.                     Sole Voting Power

                       NOT APPLICABLE
        Number of
8.        Shares       Shared Voting Power
       Beneficially
          Owned        1,600
            By
9.         Each        Sole Dispositive Power
        Reporting
          Person       NOT APPLICABLE
           With
10.                    Shared Dispositive Power
                       1,600

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,600
12.    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares
       (See Instructions)
       [ ]
13.    Percent of Class Represented by Amount in Row (11)
       100%
14.    Type of Reporting Person (See Instructions)
       HC

CUSIP NO. 458702107

1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       GKN NORTH AMERICA INCORPORATED
2.     Check the Appropriate Box if a Member of a Group
       (a)   [ ]
       (b)   [ ]
3.     SEC Use Only
4.     Source of Funds (See Instructions)
       AF
5.     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).
       [ ]
6.     Citizenship or Place of Organization
       DELAWARE
       Number of Shares Beneficially Owned by Each Reporting
       Person With


7.                     Sole Voting Power
                       1,600
        Number of
8.        Shares       Shared Voting Power
       Beneficially
          Owned        NOT APPLICABLE
            By
9.         Each        Sole Dispositive Power
        Reporting
          Person       1,600
           With
10.                    Shared Dispositive Power
                       NOT APPLICABLE

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,600
12.    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares
       (See Instructions)


       [ ]
13.    Percent of Class Represented by Amount in Row (11)
       100%
14.    Type of Reporting Person (See Instructions)
       HC, CO

CUSIP NO. 458702107


1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       GKN NORTH AMERICA MANUFACTURING INC.
2.     Check the Appropriate Box if a Member of a Group


       (a)   [ ]


       (b)   [ ]
3.     SEC Use Only
4.     Source of Funds (See Instructions)
       NOT APPLICABLE
5.     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).


       [ ]
6.     Citizenship or Place of Organization
       DELAWARE
       Number of Shares Beneficially Owned by Each Reporting
       Person With



7.                     Sole Voting Power
                       NOT APPLICABLE
        Number of
8.        Shares       Shared Voting Power
       Beneficially
          Owned        NOT APPLICABLE
            By
9.         Each        Sole Dispositive Power
        Reporting
          Person       NOT APPLICABLE
           With
10.                    Shared Dispositive Power
                       NOT APPLICABLE

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       NOT APPLICABLE
12.    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares
       (See Instructions)
                                                                            [ ]
13.    Percent of Class Represented by Amount in Row (11)
       NOT APPLICABLE
14.    Type of Reporting Person (See Instructions)
       CO

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D which was deemed filed pursuant to Instruction F to Schedule 14D-1, on February 4, 1999 upon the filing of the final amendment to The Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on December 10, 1998, as amended, with respect to the offer by GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of GKN North America Incorporated, a Delaware corporation ("Parent"), an indirect wholly owned subsidiary of GKN plc, a company publicly traded in the United Kingdom and incorporated in England ("GKN"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights issued pursuant to that Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of The Interlake Corporation, a Delaware corporation (the "Company"), at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares"), of the Company at a price per Series A Share of $1,980.87, net to the Seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). All capitalized terms which are used but not defined herein shall have meanings ascribed to such term in
Schedule 14D-1.



ITEM 2. IDENTITY AND BACKGROUND



     Item 2 is hereby amended and supplemented as follows:



          On February 4, Richard W. Etches and Nigel M. Stein became members of the Board of Directors of the Purchaser. Messrs. Etches and Stein are members of the Board of Directors of GKN and Parent, respectively. Information with respect to Messrs. Etches and Stein was provided on
     Schedule I and in Item 2 of the Statement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented as follows:


          On February 10, 1999, the Purchaser executed a stock purchase agreement (the "Stock Purchase Agreement") with Tinicum Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Tinicum") and thereafter the Purchaser bought 3,235,700 Common Shares from Tinicum for a purchase price of $7.25 per share in cash, or $23,458,825, in the aggregate.



          After consummation of such purchase from Tinicum, GKN, Parent and the Purchaser beneficially owned 32,856,046 Common Shares, representing approximately 95.8% of the outstanding Common Shares of the Company, of which all Common Shares were held of record by the Purchaser.



          On February 10, 1999, the Purchaser filed with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger effecting the merger of the Purchaser with and into the Company (the "Merger"). Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each Common Share issued and outstanding immediately prior to the Effective Time (except for shares described in (ii) and (iii) below) shall be cancelled and shall be converted automatically into the right to receive in cash the Merger Consideration; (ii) each Common Share outstanding immediately prior to the Effective Time and held by a holder who has demanded properly in writing appraisal for such Common Share in accordance with Section 262 of the GCL, shall not be converted into or represent the right to receive Merger Consideration as provided in the Merger Agreement;
     (iii) common shares held by Parent, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company shall be deemed cancelled; and (iv) any share of common stock, par value $.01 per share, of the Corporation that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of the common stock, par value $.01 per share, of the Surviving Corporation. Pursuant to the terms of the Merger, the Company was the surviving entity in the Merger. As a result, Parent now beneficially owns 100% of the outstanding shares of common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented by the addition of the following Exhibits hereto.


          On February 10, 1999 the Purchaser entered into the Stock Purchase Agreement with Tinicum.


          A copy of the Stock Purchase Agreement is included as Exhibit 1 to this Amendment and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following:


     Exhibit 1 Stock Purchase Agreement dated February 10, 1999 between GKN North America
                                                   Manufacturing Inc., and
                                                   Tinicum Capital Partners,
                                                   L.P.



     Exhibit 2                                     Joint Filing Agreement



     Exhibit 3                                     Press release issued by GKN
     on February 11, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999

                                          GKN PLC

                                                  /s/ DAVID J. TURNER
                                          By:
                                          --------------------------------------

                                            Name: David J. Turner
                                            Title:  Finance Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999

                                          GKN NORTH AMERICA INCORPORATED

                                                    /s/ GREY DENHAM
                                          By:
                                          --------------------------------------

                                            Name: Grey Denham
                                            Title:  President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999

                                          GKN NORTH AMERICA
                                          MANUFACTURING, INC.

                                                 /s/ SEIFOLLAH GHASEMI
                                          By:
                                          --------------------------------------

                                            Name: Seifollah Ghasemi
                                            Title:  Vice President